Exhibit 99.1

UTStarcom Holdings Corp. Special Committee Retains

Financial Advisor and Legal Counsel

Hong Kong, April 19, 2017 — UTStarcom Holdings Corp. (NASDAQ: UTSI) (“UTStarcom”, “we” or the “Company”) today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor and Kirkland & Ellis as its U.S. legal counsel in connection with its review and evaluation of the previously-announced non-binding proposal letter (the “Proposal”) that the Board received on March 31, 2017 from Shah Capital Opportunity Fund LP, Himanshu H. Shah (together with Shah Capital Opportunity Fund LP, the “Shah Parties”),  Hong Liang Lu and certain of his affiliates (the “Lu Parties”) and Tenling Ti (collectively with the Shah Parties and the Lu Parties, the “Consortium Members”), proposing to acquire all of the outstanding ordinary shares of the Company not already owned by the Consortium Members in a “going private” transaction (the “Transaction”), and other potential alternatives.

The Company cautions its shareholders and others considering trading in the Company’s securities that the Special Committee is continuing its evaluation of the Transaction and other potential alternatives and that, at this time, neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by any person, that any agreement will be executed or that the Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposal, the Transaction or any other transaction, except as required under applicable law.

Forward-Looking Statement

This press release includes forward-looking statements. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

About UTStarcom Holdings Corp.

UTStarcom is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com